[Letterhead of Sutherland Asbill & Brennan LLP]

July 5, 2016

VIA EDGAR

Trace Rakestraw

Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.

Post-Effective Amendment No. 1 to the Registration Statement on

Form N-2 Filed on May 13, 2016 (File No. 333-194774)

Dear Mr. Rakestraw and Ms. Fettig:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 6, 2016, June 17, 2016 and June 27, 2016 with respect to Post-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-194774), filed with the Commission on May 13, 2016 (the “Registration Statement”), the prospectus included therein (the “Prospectus”), and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 24, 2016 (the “10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please disclose and highlight in the “Selected Financial and Other Data” section of the Prospectus that the weighted average annualized yield on income producing investments does not represent a return to shareholders. In addition, consider disclosing the total return to shareholders in the “Selected Financial and Other Data” section of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comments.

2.	Comment: Please confirm to the Staff that the illustration showing the effective leverage on page 35 of the Prospectus is calculated in accordance with Instruction 3 to Item 8.3.b(4) of Form N-2.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

Response: The Company advises the Staff on a supplemental basis that the illustration showing the effective leverage on page 35 of the Prospectus has been calculated in accordance with Instruction 3 to Item 8.3.b(4) of Form N-2. The Company also notes that the inputs in this illustration are derived from the financial information disclosed on the Company’s Consolidated Statement of Assets and Liabilities as of March 31, 2016, including the face amount of the Company’s outstanding leverage as of that date. In order to facilitate the Staff’s review of the inputs and outputs of the leverage illustration included in the Prospectus, we have provided to the Staff the spreadsheet that the Company used to calculate the leverage illustration.

3.	Comment: Going-forward, please ensure disclosure of any known material trends, events or uncertainties in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Prospectus and in periodic reports (See SEC Release 33-8350). For example, please describe management’s plans to continue or discontinue the incentive fee waivers to maintain the current dividend yield. In future filings, please also disclose any known material trends or uncertainties like the ability of Gemino Healthcare Finance, LLC to maintain its dividend payments to the Company.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add more disclosure in its subsequent filings in response to the Staff’s comment.

4.	Comment: Going-forward, in the section titled “Quantitative and Qualitative Disclosure About Market Risk” in the 10-K and other periodic reports, please indicate that the information assumes that no defaults have occurred in the portfolio companies with rising interest rates. See Item 305 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

5.	Comment: Please advise the Staff if any component of the cash and cash equivalents line item in the Consolidated Statement of Assets and Liabilities are restricted. If any restrictions are placed on cash and cash equivalents, going-forward, please add the disclosure required by Regulation S-X Sections 5-02.1 and 6-04.5.

Response: The Company advises the Staff on a supplemental basis that none of the components of the cash and cash equivalents line item in the Consolidated Statement of Assets and Liabilities are restricted. The Company also confirms to the Staff that if any restrictions are placed on cash and cash equivalents in the future, the Company will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

6.	Comment: Going-forward, please identify any payment-in-kind (“PIK”) securities on the Consolidated Schedule of Investments since there is activity related to PIK disclosed on the Consolidated Statement of Cash Flows but no securities were identified as PIK on the Consolidated Schedule of Investments.

Response: The Company advises the Staff on a supplemental basis that earlier in 2015, the Company held one investment that had a partial PIK coupon. However, as of December 31, 2015 and March 31, 2016, none of the Company’s portfolio investments were PIK securities. The Company confirms to the Staff that it will continue to identify PIK securities on the Consolidated Schedule of Investments, when applicable, in its subsequent financial statements in response to the Staff’s comment.

7.	Comment: The Staff notes that the disclosure of (i) ALG B.V. (Apple Leisure) and ALG USA Holdings, LLC (Apple Leisure) (collectively, “ALG”) and (ii) MYI Acquiror Corp. (McLarens Young) and MYI Acquiror Ltd. (McLarens Young) (collectively, “MYI”) on the Consolidated Schedule of Investments indicates that one of each of the ALG and MYI investments is qualifying and the other is non-qualifying. In your response, please explain how is one investment qualifying and the other is non-qualifying for each of ALG and MYI? The Staff notes that in the “Portfolio Companies” section of the Prospectus both of the investments for each of ALG and MYI are listed with the same address and geographic location.

Response: The Company advises the Staff on a supplemental basis that for each of ALG and MYI, the Company has made one investment in the U.S. based parent company and another in its foreign subsidiary. Given that the “nerve center” (i.e., the executive headquarters or the location where the officers of the entity in question direct, control, and coordinate the entity’s activities) of each of the foreign subsidiaries are the same as its respective U.S. based parent company, the principal addresses of these foreign subsidiaries are the same as their respective U.S. based parent companies.

8.	Comment: In Note 3 to the Consolidated Financial Statements, there is disclosure that from time to time the Company may purchase treasury bills at or near the end of the quarter and then close out the position shortly after the end of the quarter. Going-forward, please add disclosure to describe the purpose for these transactions so that an investor can understand the significance of these transactions. Also, please describe what, if anything, the Company has to sell in order to buy these treasury bills. Please also disclose whether it is the Company’s practice only to undertake such transactions at quarter end.

The Company advises the Staff on a supplemental basis that the “Regulation as a Business Development Company – Temporary Investments” section as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Cash Equivalents” section of the

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

Prospectus contains the above-referenced disclosure. Pending investment in other types of qualifying assets, the Company invests in U.S. government securities, including U.S. Treasury Bills and other high quality investment grade debt securities maturing in one year or less. Also, the Company advises the Staff that it does not need to sell any assets in order to purchase U.S. Treasury Bills or any other such cash equivalents, and that the Company has sufficient operating cash flows and available credit under its revolving credit facility. Lastly, the Company’s practice is more likely to invest in cash equivalents, including U.S. Treasury Bills, during periods of being under-invested relative to its capital base, including across quarter ends. Additional considerations include the yields on such cash equivalents, the Company’s current cash projections, the costs of borrowing, the timing of funding new investments as well as the timing and receipt of cash proceeds from investments sold, called or principal pay downs.

9.	Comment: Going-forward, please provide more detail for the reason for the transfer of the Company’s investments between fair value levels in Note 6 to the Consolidated Financial Statements. For example, the disclosure regarding the reason for the transfer of the Company’s investment in CT Technologies Intermediate Holdings between level 2 and level 3 is too vague.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that, if applicable, it will add the additional detail requested by the Staff in its subsequent financial statements in response to the Staff’s comment.

10.	Comment: Going-forward, please include a note that the total investment return does not include sales load in the “Financial Highlights Senior Securities Table” Note to the Consolidated Financial Statements as required by Form N-2 Item 4.1 Instruction 13.b.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

11.	Comment: Going-forward, please disclose in the notes to the Consolidated Financial Statements: (a) the expiration date of any capital loss carryforwards or add a statement that the capital loss carryforwards do not expire, and (b) disclose whether the Company utilized any capital loss carryforwards during the reporting period.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

12.	Comment: Please add disclosure to the Prospectus to alert the reader that the financial statements for Gemino Healthcare Finance, LLC have been included as an attachment to the Registration Statement. This comment also applies to the Company’s future Form 10-K filings.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

Response: The Company has added the above-referenced disclosure in response to the Staff’s comment and will comply with this comment in connection with its future Form 10-K filings.

13.	Comment: Please confirm in correspondence that the Company’s unfunded commitments are accounted for in accordance with ASC 820.

Response: The Company advises the Staff on a supplemental basis that its unfunded commitments are accounted for in accordance with ASC 820.

14.	Comment: The Company’s remaining commitment to its joint venture, First Lien Loan Program LLC (“FLLP”), is not included as an unfunded commitment in Note 10 to the Consolidated Financial Statements but its commitment to Gemino Healthcare Finance, LLC is included as an unfunded commitment. Please explain the reason for the difference in treatment. Also, the Staff notes the statement that “[a]s of March 31, 2016 and December 31, 2015, the Company had sufficient cash available and/or liquid securities available to fund these commitments.” Please supplementally advise the Staff as to whether the foregoing statement also applies to the Company’s unfunded commitment to FLLP.

Response: The Company advises the Staff on a supplemental basis that the Consolidated Statement of Assets and Liabilities directs the reader to look at both Note 10 and Note 11 to the Company’s Consolidated Financial Statements for disclosure regarding the Company’s commitments and contingencies. To minimize duplication, the Company discloses its remaining commitment to FLLP in Note 11 to its Consolidated Financial Statements, while the rest of the Company’s commitments are disclosed in Note 10 to its Consolidated Financial Statements. Finally, the Company confirms that the statement highlighted in the Staff’s comment also applies to the Company’s unfunded commitment to FLLP. The Company will make this point clear in its future SEC filings.

15.	Comment: Please provide an analysis as to how you arrived at the conclusion not to consolidate the Company’s joint venture. Please state whether the auditors agree with this assessment. Please cite any applicable U.S. GAAP or the Investment Company Act of 1940, as amended (the “1940 Act”), guidance in your response. Also, please describe any support arrangements, if any, between the Company and the joint venture.

Response: The Company advises the Staff on a supplemental basis that the Company has determined not to consolidate the joint venture, FLLP, on the Company’s consolidated financial statements because the Company does not have a controlling voting interest in FLLP. Specifically, the Company and the other member of FLLP,

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

Voya Investment Management LLC (“Voya”), each have an equal 50% voting interest in FLLP and all portfolio decisions and generally all other decisions in respect of FLLP must be approved by an investment committee of FLLP consisting of an equal number of representatives of the Company and Voya.

Accounting Considerations:

Financial Reporting Model of FLLP

Due to the fact that, among other things (i) capital commitments from multiple parties have been contributed to FLLP; and (ii) multiple investments have been made by FLLP for purposes of generating capital appreciation and income, FLLP is deemed an investment company under U.S. GAAP (See ASC 946-10-05-2).

Consolidation – U.S. GAAP

While Topic 810 addresses consolidation more generally, ASC 810-10-15-12(d) states that “investments accounted for at fair value in accordance with the specialized accounting guidance in Topic 946 are not subject to consolidation according to the requirements of this Topic.”

The Company is an entity regulated under the 1940 Act and accordingly it is an investment company under Topic 946 (see ASC 946-10-15-4: an entity regulated under the 1940 Act is an investment company under this Topic). Under the specialized accounting guidance in Topic 946, consolidation by an investment company of an investee is generally not appropriate, unless the investment company has a controlling interest in an operating entity that provides services to the investment company. FLLP is not an operating entity that provides services to the Company and accordingly, should not be consolidated.

While U.S. GAAP does not address when an investment company should consolidate another investment company that it controls, practice has developed whereby investment companies often consolidate wholly owned investment companies and record investments in less-than-wholly owned investment companies at fair value. Considering that ownership is less than wholly owned and the Company does not control FLLP, the Company recognizes and measures its investment in FLLP at fair value.

Therefore, consistent with U.S. GAAP and industry practice, the Company has determined not to consolidate FLLP. In addition, the Company’s registered independent public accounting firm, KPMG LLP, does not disagree with the Company’s assessment not to consolidate FLLP. The Company also advises the Staff on a supplemental basis that there are no support arrangements between the Company and FLLP.

16.	Comment: In the notes to the Consolidated Financial Statements there is disclosure regarding related party transactions. Please confirm that all related

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

party transactions are described in accordance with ASC 850, particularly with regard to any administrative fees that are paid to the Company’s investment adviser by an affiliated joint venture program.

Response: The Company confirms to the Staff on a supplemental basis that all related party transactions are described in the notes to the Consolidated Financial Statements in accordance with ASC 850. In addition, the Company confirms to the Staff that there are no administrative fees paid to the Company’s investment adviser by FLLP.

17.	Comment: In the notes to the Consolidated Financial Statements there is a detailed schedule of the investments held in the joint venture. Going-forward, please provide the same level of detail of interest rate disclosure for the joint venture entity’s loans as provided in the Company’s Consolidated Schedule of Investments (i.e., noting the LIBOR plus the spread or any PIK related investments).

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

18.	Comment: We noted the following disclosure contained in the Prospectus and the Company’s other SEC filings:

“More specifically, from time-to-time we may purchase U.S. Treasury bills or other high-quality, short-term debt securities at or near the end of the quarter and typically close out the position on a net cash basis subsequent to quarter end. We may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our credit facilities, as deemed appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined.”

To the extent the Company has entered into a written agreement with its investment adviser relating to the exclusion of the aforementioned “U.S. Treasury bills or other high-quality, short-term debt securities,” please file it as an exhibit to the Registration Statement. Also, please confirm that such agreement can only be terminated by the Company’s board of directors.

Response: The Company advises the Staff on a supplemental basis that it had not previously entered into a written agreement with its investment adviser relating to the exclusion of the above-referenced temporary investments in cash equivalents from the total assets used to compute the base management fee payable to the Company’s investment adviser. However, the Company’s investment adviser has historically, on a voluntary basis, orally agreed with the Company’s board of directors with regard to its

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

decision not to charge such management fees. Subject to approval by the board of directors, the Company and its investment adviser intend to enter into an amended investment advisory agreement to memorialize this arrangement.

19.	Comment: Please confirm how the management fee is calculated in the Consolidated Statement of Operations. Specifically, is the management fee calculated on a gross basis as permitted by the Company’s investment advisory agreement or is it calculated net of the short-term investments noted in the Staff’s prior comment? If the latter, please provide on a supplemental basis what the management fee would have been if it had been calculated on a gross basis as permitted by the Company’s investment advisory agreement for the fiscal year ended December 31, 2015 and advise the Staff whether not disclosing what the management fee would have been if it had been calculated on a gross basis is material to the Company’s financial statement presentation.

Response: The Company advises the Staff on a supplemental basis that per an unwritten agreement between the Company’s investment adviser and the Company’s board of directors, the management fee paid by the Company to its investment adviser has not historically included the temporary investments in cash equivalents referenced in the Staff’s prior comment. As indicated in the response to the Staff’s prior comment, the Company and its investment adviser intend to amend the investment advisory agreement, which the Company’s board of directors will be asked to approve at the next in-person board meeting prior to filing the Company’s next quarterly report on Form 10-Q, to permanently memorialize this arrangement. In accordance with Regulation S-X and U.S. GAAP, the Company will add to its future financial statements disclosure to clarify that temporary investments in cash equivalents are permanently excluded from total assets used to compute the base management fee payable to the Company’s investment adviser.

The Company also advises the Staff on a supplemental basis that the management fee would have been approximately $3.8 million for the fiscal year ended December 31, 2015 if it had been calculated on a gross basis. The Company confirms that not disclosing what the management fee would have been if it had been calculated on a gross basis is not material to the Company’s consolidated financial statement presentation.

20.	Comment: Please confirm that the Company’s investment in FLLP was made in compliance with Section 55 of the 1940 Act. Please also summarize how the Company confirms that it is in compliance with the requirements of Section 55 of the 1940 Act each time it makes an investment. In addition, please add disclosure to the Prospectus to confirm that the Company makes purchases that are consistent with its purpose of making investments in securities described in paragraphs 1 through 3 of Section 55(a) of the 1940 Act.

Response: The Company confirms to the Staff on a supplemental basis that the Company’s investment in FLLP was made in compliance with Section 55 of the 1940

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

Act. The Company also advises the Staff on a supplemental basis that it, including its Chief Compliance Officer, and in consultation from time-to-time with its outside counsel, closely monitors its compliance with Section 55 of the 1940 Act. The Company does not make investments in non-qualifying assets if, at the time the acquisition is made, qualifying assets (as described in paragraphs (1) through (6) of Section 55(a) of the 1940 Act) do not represent at least 70% of the value of the Company’s total assets. For purposes of this calculation, in accordance with Section 55(b) of the 1940 Act, for each potential acquisition the Company uses the total assets disclosed in its most recent financial statements filed by the Company with the SEC. In response to the Staff’s comments, the Company has also added disclosure to the Prospectus to confirm that the Company makes purchases that are consistent with its purpose of making investments in securities described in paragraphs 1 through 3 of Section 55(a) of the 1940 Act.

21.	Comment: Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms thereof.

Response: The Company confirms to the Staff that the underwriters or other FINRA members involved in a takedown off of the Registration Statement will comply with the applicable rules and regulations of FINRA with respect to the submission of the underwriting compensation and similar terms for approval by FINRA.

22.	Comment: We refer to the first paragraph on cover page of the Prospectus. Please delete the reference to “intend to” target senior loans. In addition, please consider changing future tense to present tense throughout the Prospectus for disclosure that represents what is currently happening.

Response: The Company has revised the disclosure throughout the Prospectus in response to the Staff’s comment.

23.	Comment: We refer to the first paragraph under “Solar Senior Capital” on page 1 of the Prospectus. Please change “it continues to apply for guidance in the Financial Accounting Standard Board” to “it continues to apply the guidance in the Financial Accounting Standard Board.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

24.	Comment: We refer to the second paragraph under “Solar Senior Capital” on page 1 of the Prospectus. Please specify who from management purchased shares in the concurrent private placement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

25.	Comment: We refer to the third paragraph under “Solar Senior Capital” on page 1 of the Prospectus. Please revise the disclosure regarding the Credit Facility to clearly describe the current terms of the Credit Facility as modified by any amendments.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

26.	Comment: We refer to the fourth sentence of the first paragraph on page 2 of the Prospectus. Please confirm that this definition of senior loans includes both U.S. and non-U.S. based companies, and therefore, senior loans to non-U.S. based companies are included in the 80% of net assets test referenced in the sixth sentence of the first paragraph on page 2 of the Prospectus.

Response: The Company confirms to the Staff on a supplemental basis that the above-referenced definition of senior loans includes both U.S. and non-U.S. based companies, and therefore, senior loans to non-U.S. based companies are included in the 80% of net assets test described in the sixth sentence of the first paragraph on page 2 of the Prospectus.

27.	Comment: We refer to the last sentence in the first bullet point on page 3 of the Prospectus. Please add the words “of lenders and market participants” after the word “consolidation” therein.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

28.	Comment: We refer to the statement on page 5 of the Prospectus that “Solar Capital Partners . . . imposes portfolio-based risk constraints promoting a more diverse portfolio of investments and limiting issuer and industry concentration” and the statement on page 5 of the Prospectus that the Company “concentrate[s] our investing activities in industries characterized by strong cash flow and in which Solar Capital Partners’ investment professionals have deep investment experience.” Please reconcile these two seemingly contradictory statements regarding portfolio concentration.

Response: Given the breadth and diversity of the industries in which the Company invests and in which the investment professionals of its investment adviser have significant investment experience (which industries are set forth in the “Summary” and “Business” sections of the Prospectus), the Company does not believe that the two sentences referenced by the Staff contradict one another (i.e., it is possible for the Company to limit industry concentration given the breadth and diversity of the industries in which it invests). The Company also confirms to the Staff that to the extent it determines to concentrate on certain industries in the future, the Company will revise the disclosure in the Prospectus accordingly.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

29.	Comment: We refer to the “Summary Risk Factors” on pages 7 and 8 of the Prospectus. Please revise the disclosure as follows:

•	3rd Bullet – consider changing “our business” to “our returns” or “our ability to meet our investment objectives”;

•	9th Bullet – consider moving this risk factor so that all the risks relating to stock price are grouped together;

•	Consider adding to the summary risk factors the following risk factor: “Our quarterly and annual operating results are subject to fluctuation as a result of the nature of our business, and if we fail to achieve our investment objective, the net asset value of our common stock may decline”;

•	13th Bullet – revise the risk factor to clarify whose “future growth” this risk factor is referencing;

•	15th Bullet – revise the risk factor to clarify that the Company “has and may continue to borrow money”;

•	17th Bullet – add to the end of the risk factor “which may impact our net asset value”; and

•	18th Bullet – consider revising for clarity that an investment in Solar Senior Capital is not an investment in Solar Capital Ltd.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

30.	Comment: Please update the information relating to the Company’s 2016 Annual Stockholders Meeting throughout the Prospectus.

Response: The Company has updated the disclosure relating to the Company’s 2016 Annual Stockholders Meeting throughout the Prospectus.

31.	Comment: We refer to the second to last sentence in the risk factor entitled “The lack of liquidity in our investments may adversely affect our business” on page 19 of the Prospectus. Please advise the Staff whether the referenced sentence is appropriately included in this risk factor or whether it should be moved to a more appropriate risk factor.

Response: The Company has revised the above-referenced sentence to clarify that the market contagion issues noted therein may impact the liquidity of the Company’s investments. As a result, the Company believes that it is appropriate to retain the sentence in the risk factor.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

32.	Comment: Please revise the third risk factor on page 20 of the Prospectus to read as follows: “Price declines and illiquidity in the corporate debt markets have adversely affected, and may continue to adversely affect . . . .”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

33.	Comment: Given that the Company has limited exposure to energy companies, please consider deleting the reference to the “energy sector” included in the climate change risk factor on page 24 of the Prospectus. Additionally, please consider removing the climate change risk factor in its entirety unless climate change will have a significant impact on the Company’s portfolio companies.

Response: The Company has deleted the climate change risk factor from the Prospectus.

34.	Comment: Please update the second risk factor on page 25 of the Prospectus to clarify that the Company may reduce its borrowings outstanding if prepayments of its debt investments occur.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

35.	Comment: Please update the last risk factor on page 27 of the Prospectus to remove the reference to “not exceeding 25% of our then outstanding common stock immediately prior to each such offering” in the fourth sentence of the risk factor.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

36.	Comment: To the extent applicable, please add a risk factor titled “Our credit ratings may not reflect all risks of an investment in our debt securities” like Solar Capital Ltd. has in its registration statement.

Response: The Company has added the above-referenced risk factor in response to the Staff’s comment.

37.	Comment: Please consider deleting the reference to “disease pandemics” in the second risk factor on page 43 of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

38.	Comment: We refer to the disclosure regarding Gemino Healthcare Finance, LLC’s credit facility described on page 53 of the Prospectus. Please advise the Staff whether the expansions of this credit facility made on March 31, 2014 and June 27, 2014 were done pursuant to its accordion feature and whether the $150 million limit of the accordion feature was also similarly expanded or did it stay at $150 million? If the limit of the accordion feature was similarly expanded, then please disclose this in the Prospectus.

Response: The Company advises the Staff on a supplemental basis that the above-referenced expansions of Gemino Healthcare Finance, LLC’s credit facility were made pursuant to this credit facility’s accordion feature and the $150 million limit of the accordion feature was not increased as a result of these expansions. However, the Company advises the Staff that the accordion feature limit of this credit facility was increased to $200.0 million as of May 27, 2016 and the disclosure in the Prospectus has been revised accordingly.

39.	Comment: We note that the description of the Company’s valuation policy on page 58 of the Prospectus is different from Solar Capital Ltd.’s valuation policy. Please advise whether these two valuation policies are intended to be different and if not, consider revising the Company’s valuation policy to make it more consistent with Solar Capital Ltd.’s valuation policy.

Response: The Company advises the Staff on a supplemental basis that its valuation policy is intended to be different from Solar Capital Ltd.’s valuation policy given the different types of investments that each entity targets. Each of the Company and Solar Capital Ltd., with approval with their respective boards of directors, customized their respective valuation policies accordingly.

40.	Comment: We note that at the bottom of page 72 of the Prospectus the disclosure indicates that Mr. Gross serves on the boards of directors of four public companies but similar disclosure in Solar Capital Ltd.’s registration statement indicates that Mr. Gross serves on the boards of directors of three public companies. Please revise the disclosure in the Prospectus accordingly.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

41.	Comment: At the top of page 78 consider clarifying that the Company’s investment objective is to seek to maximize, instead of generate, current income, as disclosed in other parts of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

42.

Comment: We refer to the disclosure on page 82 of the Prospectus. Do the Company’s representatives attend or participate in any board meetings of its portfolio companies? Solar Capital Ltd.’s registration statement indicates that its

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Christina DiAngelo Fettig

July 5, 2016

representatives attend or participate in board meetings but the Company’s Prospectus does not have such disclosure. Please either confirm that the Company’s representatives do not attend or participate in any board meetings or revise the disclosure accordingly.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

43.	Comment: We note that for the most part the Company’s portfolio company investments are in debt securities, but there does seem to be a few equity investments. In Solar Capital Ltd.’s registration statement there is disclosure in multiple locations regarding its equity investments and the features of such equity investments. Consider adding similar disclosure to the Company’s Prospectus to the extent the Company’s investments in portfolio companies also include equity features.

Response: The Company has added the above-referenced disclosure throughout the Prospectus in response to the Staff’s comment.

44.	Comment: We refer to the disclosure on page 90 of the Prospectus regarding FLLP. Consider disclosing information for FLLP that similar to what is disclosed for Gemino Healthcare Finance, LLC on page 90 of the Prospectus. See Instruction 2 to Item 8.6.a. of Form N-2.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

45.	Comment: Please make sure that the biographical information for the Company’s directors and officers is consistent with the biographical information for the same directors and officers in Solar Capital Ltd.’s registration statement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

46.	Comment: We refer to the disclosure under the heading “Board Approval of the Investment Advisory and Management Agreement” on page 106 of the Prospectus. Please consider specifying which proxy statement and/or annual report on Form 10-K the referenced information will be contained in.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

47.	Comment: We refer to the heading entitled “Administration Agreement” on page 107 of the Prospectus. Consistent with instruction 2 of Item 9.1.b. to Form N-2,

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Christina DiAngelo Fettig

July 5, 2016

please consider describing therein the qualifications of the Company’s administrator to render managerial assistance to the Company’s portfolio companies that request such assistance.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

48.	Comment: We refer to footnote 4 on page 109 of the Prospectus. Please clarify that the profit sharing plan is a tax-qualified retirement plan maintained individually by Michael Gross.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

49.	Comment: We refer to the sub-section titled “Classified Board of Directors” on page 134 of the Prospectus. Please revise the disclosure to indicate that the current terms, not the initial terms, expire as disclosed in this section.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

50.	Comment: We refer to the disclosure in the section titled “Shares Eligible for Future Sale” on page 153 of the Prospectus, which indicates that the shares acquired by Solar Senior Capital Investors LLC in the concurrent private placement are still restricted. Please confirm whether these shares are still restricted or revise the disclosure accordingly.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

51.	Comment: We refer to the “Plan of Distribution” section set forth on page 154 of the Prospectus. Please confirm to the Staff that the following information will be included in the prospectus supplement to the Prospectus in connection with any offering pursuant to the Registration Statement:

•	the date by which investors must pay for the offered securities;

•	the identity of any escrow agent used in connection with any offering; and

•	a description of any contractual indemnification rights provided by the Company to underwriters, sales agents and other market participants in connection with any offering.

Trace Rakestraw

Christina DiAngelo Fettig

July 5, 2016

Response: The Company confirms to the Staff that the above-referenced information will be contained in each prospectus supplement to the Prospectus in connection with any offering pursuant to the Registration Statement.

52.	Comment: Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jacob Sandoval / U.S. Securities and Exchange Commission
Richard Peteka / Solar Senior Capital Ltd.
Vlad Bulkin / Sutherland Asbill & Brennan LLP